March 13, 2023

Re:	Air T, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended March 31, 2022 (the “Form 10-K”)
Filed June 28, 2022
File No. 001-35476

Ms. Lily Dang
Ms. Jenifer Gallagher and
Mr. Karl Hiller
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628
Dear Ms. Dang, Ms. Gallagher and Mr. Hiller:
This letter is in response to your letter dated February 14, 2023. We have set forth your comments followed by the Company’s response in line.
Form 10-K for the Fiscal Year ended March 31, 2022

Financial Statements
Note 24 - Commitments and Contingencies, page 73

1.We note your disclosure regarding Contrail Asset Management LLC (CAM) and the Contrail JV II LLC (CJVII) joint venture, which are described on pages 4 and 23 as unconsolidated investments engaged in aircraft asset management.
Please expand your disclosure, under this heading and elsewhere as applicable, to quantify your ownership interests in these entities, in terms of both economic and voting interests, and to clarify how you are accounting for the investments.

Response:

We have reviewed the disclosures on pages 4 and 23 regarding Contrail Asset Management LLC (“CAM”) and the Contrail JV II LLC (“CJVII”) joint venture and respectfully acknowledge the Staff’s comment requesting clarification of our ownership interests and accounting for these investments. We will expand discussions of Contrail Asset Management, LLC (a Delaware Series LLC) and Contrail JV II, LLC (a Delaware Series LLC) in future periods to disclose interests owned and to clarify how we are accounting for these investments.

For the purposes of clarity, the Company respectfully advises the Staff that CAM has two classes of equity interests: 1) Common Interests and 2) Investor Interests. Neither interest votes as the entity is operated by a Board of Directors, as described below. CAM itself serves two separate and distinct functions: 1) to direct the sourcing, acquisition and management of aircraft assets owned by CJVII Series (as defined below) as governed by the Management Agreement between CJVII and CAM (“Asset Management Function”), and 2) to directly invest into CJVII alongside other institutional investment partners (“Investment Function”). The Common Interests relate to the Asset Management Function. The Investment Interests relate to the

Company’s and Mill Road Capital’s (“MRC”) investments through CAM into CJVII (the Investment Function) and ultimately into the individual CJVII Series.

With regards to CAM’s Common Interests, the Company currently owns 90% of the economic Common Interests in CAM, and MRC owns the remaining 10%. The Company agreed to sell a portion of the Common Interest in CAM at inception as part of the broader commitment by MRC to commit approximately $45 million into future investments at CJVII through the Investment Function at CAM. MRC invested $1.0 million directly into CAM in exchange for 10% of the Common Interests.

For the Asset Management Function, CAM receives origination fees, management fees, consignment fees (where applicable) and carried interest from the direct investors into each CJVII Series (including MRC). Such fee income and carried interest will be distributed to the Company and MRC in proportion to their respective Common Interests.

For its Investment Function, CAM’s initial commitment to CJVII was approximately $53 million. Air T and MRC have commitments to CAM in the respective amounts of $8 million and $45 million. These represent the Investor Interests of CAM, separate and distinct from the Common Interests. Any investment returns from CAM’s Investor Interests are shared pro-rata between Air T and MRC for each individual investment at the CJVII Series. Each investor has unilateral control over its Investor Interests, which means they can choose to invest or opt-out of all potential deals. As such, each investor’s interests may vary from time to time, depending on which deals they participate in. Regarding timing of the contribution of Investment Interests, MRC and Air T only make investor contributions to CAM (i.e., additional Investor Interest contributions) when CJVII calls for capital from CAM to close transactions at the CJVII Series. There is no pool of uninvested funds or other assets at CAM.

As to control, CAM is governed by a Board of Directors which is comprised of three directors (one from Air T, one from MRC, and a third independent director mutually agreed upon by both parties). The independent director may be terminated at any time by mutual agreement of Air T and MRC, unless a Board decision is pending. Should MRC exercise their put option discussed below they would lose their right to Board representation and Air T would likely consolidate CAM. Decisions about the activities that most significantly impact CAM’s economic performance require approval by the Board. The Board’s vote of approval in those situations requires affirmative votes by both the Air T director and the MRC director. As such, there is shared power as both Air T and MRC have equal power to direct all activities that most significantly impact CAM’s economic performance. As a result, the Company determined that Air T is not the primary beneficiary of CAM, and thus, did not consolidate CAM under the guidance of FASB ASC 810-10. Given the influence that Air T has on CAM (but not control), the Company determined to account for Air T’s investment in CAM using the equity method of accounting. The Company will disclose this accounting treatment as required by ASC 323-10-50-3.

As of March 31, 2022, the Company contributed $5.0 million to CAM for the purposes of the Company’s Investment Interests in CAM. As of March 31, 2022 that amount represented approximately 18% of CAM’s Investor Interests.

Regarding CJVII, the Company does not have any direct economic or voting interests in this entity. The Company’s interest in CJVII is solely by means of its interest in CAM. CAM and two other unrelated investors created and invested in CJVII as a limited liability company. CJVII’s sole purposes are to: 1) evaluate aviation-specific investment opportunities presented to it by CAM (decisions that are made by each investor member of CJVII at their sole discretion), and 2) to manage the investments once made (by way of a Management Agreement with CAM, which provides for investment management and other required services). The purpose of forming CJVII with these three investors (including MRC) was to combine each investor’s significant experience, expertise and/or financial resources to build a scalable new business that offers a more diverse array of investment opportunities that include mid- to end-of-life aircraft and engine leasing and trading.

As a Series LLC, CJVII consists of individual Series (“CJVII Series”). CJVII is structured such that all significant activities, decisions and investments are made at the Series level. Practically speaking, each Series is owned and controlled by a subset of the CJVII investors that chose to participate in that particular Series.

CAM accounted for its investment in CJVII as a joint venture using the equity method of accounting under the guidance of FASB ASC 323. The Company will disclose the equity method accounting treatment, along with CAM’s basis and respective interests in CJVII in future periods.
Please disclose the extent to which the intended operations have commenced, as may include incremental third party investments, the number of Onshore and Offshore Series that have been established, as referenced in Section 2.2 of Exhibit 10.100, and the level of your participation in the Series and how this is determined.
Response:

CAM and CJVII began operations in May 2021. As of March 31, 2022, CAM contributed $27.0 million to CJVII, representing approximately 36% of total interests in CJVII (the remainder of total interests in CJVII coming from the other two investment partners). Per Section 2.2 of Exhibit 10.100, there are only two allowed Series in CAM: the Onshore and Offshore Series, both of which have been created. Participation in each is determined solely based on whether a potential investment at CJVII is a domestic (Onshore) or international (Offshore) investment. As of March 31, 2022, the Company has contributed $4.9 million to CAM’s Offshore Series and $0.1 million to CAM’s Onshore Series.

A summary chart of the information above follows:

CAM
INTERESTS
As of 3/31/22
CAM
	Common Interests	Investment Interests
Company	$0 (90%)	$5M (18%)
MRC	$1M (10%)	$22M (82%)

Also disclose the effects reported in your financial statements for each period and address the guidance in FASB ASC 323-10-50, to the extent applicable.
Response:

With respect to other requirements under FASB ASC 323-10-50, the Company evaluated the CAM investment and its share of net loss as of March 31, 2022 of $0.1 million and determined it was not material to the Company’s consolidated financial statements. In the future, the Company intends to provide all of the disclosures required by FASB ASC 323-10-50.

2.We understand that in connection with the formation of CAM, Mill Road Capital (MRC) received a put option under which it may require you to purchase its common equity in CAM for $1 million on any of the first three anniversary dates, and that you have recognized a corresponding $1 million liability with an offset to equity.
Given that MRC had an initial investment commitment of $45 million please expand your disclosure to clarify the utility of the $1 million put option, also to explain how you either have, or will consider the secondary put option described in Section 9.6(b) of Exhibit 10.100, in classifying and valuing the instrument.
Tell us the specific accounting literature that you have relied upon in formulating your views, also that which has governed your initial recognition of the put option as an offset to equity. It should be clear how you are accounting for the investment currently and how you expect to report the put option once it is subject to fair value adjustment.
Response:
For further clarification, MRC’s put option relates solely to MRC’s 10% ownership of CAM Common Interests. It has no relation to, or impact on, MRC’s approximate $45 million commitment to the Investment Interests of CAM.
Regarding the accounting treatment of this put option, the Company considered the guidance under FASB ASC 815-10 and determined that this option should not be accounted for as a derivative, because:
•If exercised, MRC would be giving control of CAM to Air T, which would result in the Company obtaining a controlling financial interest in CAM;
•It cannot be settled net.

On each of the first three anniversaries of CAM's closing date (the “Option Period”), MRC has the right to put to the Company all of its Common Interests for a purchase price of $1 million. Therefore, the Company’s maximum exposure to loss under this put option could only be $1 million (if the value of 10% of the Common Interests in CAM was worth $0 at the time MRC exercises the put option). The Company had previously disclosed that it recognized $1.0 million within “Other non-current liabilities” with an offset to equity. Upon reviewing this accounting treatment, The Company has determined that it should not have recognized the full potential payment under the put option, nor should it have recognized the offset to equity, because that does not represent the fair value of the put option today. Rather, since the put option is not a derivative requiring mark-to-market, the Company should have recognized the put option initially at fair value (which was de minimis) and subsequently estimated whether a loss contingency exists under ASC 450 if it expects the put option to be exercised in the money to MRC. Since the maximum exposure is $1 million, the Company’s exposure to this put option loss contingency is immaterial. The Company intends to correct the $1 million adjustment made for this put option in future filings.
With respect to the secondary option in Section 9.6(b) of Exhibit 10.100, this option is not exercisable until the later of:
1. the distribution to each of the MRC Investor Members of all of their Unreturned Capital Contributions and
2. the date that is five (5) years after the Closing Date of CAM, which is May 5, 2026

Further, as disclosed in Note 24 of the Company’s March 31, 2022 10-K, the exercise price is the fair market value of the Common Interest at the exercise date if the Company pays in cash at closing, or 112.5% of fair value market value if the Company opts to pay in three equal annual installments after exercise. Since the secondary call and put option is priced in a manner that neither the Company nor MRC can be in the money, there is no potential loss or gain upon exercise that would need to be recognized.
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (612) 843-4302.

Sincerely,
/s/ Brian Ochocki
Brian Ochocki
Chief Financial Officer

CC:    Tracy Kennedy, Chief Accounting Officer
Mark Jundt, General Counsel